Exhibit 99.7

CONSENT OF DIRECTOR NOMINEE

In connection with the filing by First Breach Inc. (the “Company”) of a registration statement on Form S-1 and all subsequent amendments and post-effective amendments or supplements thereto (the “Registration Statement”), with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of shares of common stock of the Company, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of the Company in the Registration Statement. I also consent to the filing of this consent as an exhibit to the Registration Statement and any amendments thereto.

Dated: April 30, 2026

/s/ David Peterson
Name: David Peterson